 Exhibit 99.1

For Immediate Release Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX TO PRESENT AT THE UPCOMING 2015 TD SECURITIES CALGARY ENERGY CONFERENCE AND ANNOUNCES UPDATED COMMODITY RISK MANAGEMENT CONTRACTS

CALGARY, ALBERTA (July 2, 2015) Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce it will be attending the 2015 TD Securities Calgary Energy Conference on Wednesday July 8, 2015.

Bellatrix maintains a strong risk management program in 2015, with approximately 90% of forecast natural gas volumes hedged with fixed price contracts through the summer season (April through October) compared with the mid-point of our annual average production guidance range.

In addition to these previously announced 2015 hedges, Bellatrix has recently added longer term risk management contracts in 2016 and 2017 through a mix of fixed price and basis swap hedging contracts. Bellatrix has methodically begun adding longer term risk management contracts as part of its strategy to mitigate natural gas price volatility and exposure, and to provide increased predictability of revenue and cash flow beyond the current calendar year. By employing both fixed price and basis swap risk management contracts, Bellatrix maintains fixed price protection on a portion of its forecast natural gas volumes, and retains upside potential on U.S. based natural gas prices in the future while mitigating potential adverse movements in the AECO basis differential over the 2016 to 2017 timeframe.

Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced price risk volatility, and greater assurance of future revenue and cash flow which drive the capital and reinvestment decisions within our business.

As at March 31st, 2015 Bellatrix had the following natural gas and crude oil commodity price risk management contracts in place:

Product	Financial Contract	Period	Volume	Average Price
Natural gas	Fixed price swap	April 1, 2015 to October 31, 2015	157 MMcf/d	$2.93/Mcf
Natural gas	Fixed price swap	November 1, 2015 to December 31, 2015	50 MMcf/d	$2.95/Mcf
Crude oil	Fixed price swap	April 1, 2015 to December 31, 2015	3,000 bbl/d	$70.34/bbl

Subsequent to March 31st, 2015 Bellatrix has entered into commodity price risk management arrangements as follows:

Product	Financial Contract	Period	Volume	Average Price
Natural gas	Fixed price swap	January 1, 2016 to December 31, 2017	44 MMcf/d	$3.38/Mcf
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	35 MMcf/d	US$0.70/Mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	16 MMcf/d	US$0.70/Mcf

Natural gas hedges have been converted from $/GJ to $/Mcf based on an assumed average corporate heat content of 40.8 Mj/m3 in 2015 and 40.0 Mj/m3 in 2016 & 2017. Oil hedges are Canadian dollar WTI equivalent. All hedges are denominated in Canadian dollars unless otherwise noted.

A copy of Bellatrix’s updated corporate presentation is available on our website at http://www.bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com